UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

INSPERITY, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value

(Title of Class of Securities)

45778Q107

(CUSIP Number of Class of Securities)

Daniel D. Herink

Senior Vice President, Legal, General Counsel and Secretary

Insperity, Inc.

19001 Crescent Springs Drive

Kingwood, Texas 77339-3802

(281) 358-8986

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Kelly B. Rose

Baker Botts L.L.P.

910 Louisiana

Houston, Texas 77002

(713) 229-1796

CALCULATION OF FILING FEE

Transaction Value(1)	Amount of Filing Fee(2)
$125,000,000	$12,587.50

(1)	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $125,000,000 in aggregate of up to 2,873,563 shares of common stock, par value $0.01 per share, at the minimum tender offer price of $43.50 per share.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $100.70 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Tender Offer Statement on Schedule TO relates to the offer by Insperity, Inc., a Delaware corporation (“Insperity” or the “Company”), to purchase for cash up to $125 million in value of shares of its common stock, par value $0.01 per share (the “Shares”), at a price of not less than $43.50 nor greater than $50.00 per Share upon the terms and subject to the conditions described in the Offer to Purchase, dated December 8, 2015 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the “Letter of Transmittal,” and together with the Offer to Purchase, as they may be amended or supplemented from time to time, the “Tender Offer”), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is being filed in accordance with Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby incorporated by reference in response to all the items of this Schedule TO, and as more particularly set forth below.

Item 1.	Summary Term Sheet.

The information under the heading “Summary Term Sheet,” included in the Offer to Purchase, is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Insperity, Inc. The address and telephone number of the issuer’s principal executive offices are 19001 Crescent Springs Drive, Kingwood, Texas 77339, (281) 358-8986.

(b) The subject securities are Shares of Insperity, Inc. As of December 1, 2015, there were 24,277,515 Shares issued and outstanding. The information set forth in the section of the Offer to Purchase titled “Introduction” is incorporated herein by reference.

(c) Information about the trading market and price of the Shares set forth in the Offer to Purchase under the heading “Section 8 — Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) The filing person to which this Schedule TO relates is Insperity, Inc. The address and telephone number of Insperity is set forth under Item 2(a) above. The names of the directors and executive officers of Insperity are as set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” and such information is incorporated herein by reference. The business address and business telephone number of each director and executive officer of Insperity is c/o 19001 Crescent Springs Drive, Kingwood, Texas 77339, (281) 358-8986.

Item 4.	Terms of the Transaction.

(a) The material terms of the transaction set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Section 1 — Number of Shares; Purchase Price; Proration,” “Section 2 — Purpose of the Offer; Certain Effects of the Offer,” “Section 3 — Procedures for Tendering Shares,” “Section 4 — Withdrawal Rights,” “Section 5 — Purchase of Shares and Payment of Purchase Price,” “Section 6 — Conditional Tender of Shares,” “Section 7 — Conditions of the Offer,” “Section 9 — Source and Amount of Funds,” “Section 10 — Certain Information Concerning the Company,” “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” “Section 14 — Material U.S. Federal Income Tax Consequences” and “Section 15 — Extension of the Offer; Termination; Amendment” are incorporated herein by reference.

(b) Information regarding purchases from officers, directors and affiliates of Insperity set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e) The information set forth in the Offer to Purchase under the headings “Section 8 — Price Range of Shares; Dividends” and “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Information regarding the purpose of the transaction set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 2 — Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(b) Information regarding the treatment of Shares acquired pursuant to the Tender Offer set forth in the Offer to Purchase under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(c) Information about any plans or proposals set forth in the Offer to Purchase under the headings “Section 2 — Purpose of the Offer; Certain Effects of the Offer” and “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Information regarding the source of funds set forth in the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds” is incorporated herein by reference.

(b) Information regarding material financing conditions set forth in the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds” is incorporated herein by reference.

(d) Information regarding borrowed funds set forth in the Offer to Purchase under the heading “Section 9 — Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “Section 16 — Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

(a)-(b) Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the Offer to Purchase under the heading “Section 11 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2).

(a)(2) The information set forth in the Offer to Purchase under the heading “Section 13 — Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the Offer to Purchase under the heading “Section 13 — Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the Offer to Purchase under the heading “Section 2 — Purpose of the Offer; Certain Effects of the Offer” is incorporated herein by reference.

(a)(5) None. The information set forth in the Offer to Purchase under the heading “Section 13 — Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

The Company will amend this Schedule TO to include documents that the Company may file with the Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Tender Offer to the extent required by Rule 13e-4(d)(2) of the Exchange Act.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated December 8, 2015

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 8, 2015

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 8, 2015

(a)(1)(F)	Summary Advertisement, dated December 8, 2015

(a)(2)	None

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Press release announcing the Tender Offer, dated December 8, 2015

(b)(1)	Credit Agreement dated September 15, 2011 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 21, 2011)

(b)(2)	Amendment No. 1 to the Credit Agreement dated December 7, 2012 (incorporated by reference to Exhibit 10.32 to the Company’s Form 10-K for the year ended December 31, 2012)

(b)(3)	Amendment No. 2 to the Credit Agreement dated December 1, 2014 (incorporated by reference to Exhibit 10.28 to the Company’s Form 10-K for the year ended December 31, 2014)

(b)(4)	Amendment No. 3 to the Credit Agreement dated February 6, 2015 (incorporated by reference to Exhibit 10.29 to the Company’s Form 10-K for the year ended December 31, 2014)

(d)(1)	Insperity, Inc. 2001 Incentive Plan, as amended and restated (incorporated by reference to Appendix A to the Company’s definitive proxy statement on Schedule 14A filed on March 18, 2009 (No. 1-13998))

(d)(2)	Form of Incentive Stock Option Agreement (2001 Plan – 3 year vesting) (incorporated by reference to Exhibit 10.8 to the Company’s Form 10-K filed for the year ended December 31, 2004)

(d)(3)	Form of Incentive Stock Option Agreement (2001 Plan – 5 year vesting) (incorporated by reference to Exhibit 10.9 to the Company’s Form 10-K filed for the year ended December 31, 2004)

(d)(4)	Form of Director Stock Option Agreement (Annual Grant) (incorporated by reference to Exhibit 10.11 to the Company’s Form 10-K filed for the year ended December 31, 2004)

(d)(5)	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.12 to the Company’s Form 10-K filed for the year ended December 31, 2004)

(d)(6)	Insperity, Inc. Nonqualified Stock Option Plan (incorporated by reference to Exhibit 99.6 to the Company’s Registration Statement on Form S-8 (No. 333-85151))

(d)(7)	First Amendment to Insperity, Inc. Nonqualified Stock Option Plan, effective August 7, 2001 (incorporated by reference to Exhibit 10.8 to the Company’s Form 10-K for the year ended December 31, 2002)

(d)(8)	Second Amendment to Insperity, Inc. Nonqualified Stock Option Plan, effective January 28, 2003 (incorporated by reference to Exhibit 10.9 to the Company’s Form 10-K for the year ended December 31, 2002)

(d)(9)	Insperity, Inc. 2008 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 (No. 333-151275))

(d)(10)	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012)

Exhibit Number	Description

(d)(11)	Form of Director Stock Option Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012)

(d)(12)	Form of Director Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012)

(d)(13)	Directors Compensation Plan (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012)

(d)(14)	Rights Agreement dated as of November 13, 2007 between the Company and Mellon Investor Services, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on November 16, 2007)

(d)(15)	Form of Rights Certificate (included as Exhibit B to the Rights Agreement)

(d)(16)	Insperity, Inc. Long-Term Incentive Program (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 2, 2015)

(d)(17)	Form of Employee Award Notice and Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 2, 2015)

(g)	None

(h)	None

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSPERITY, INC.

Date: December 8, 2015	By:	/s/ Daniel D. Herink
Daniel D. Herink
Senior Vice President of Legal, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated December 8, 2015

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 8, 2015

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated December 8, 2015

(a)(1)(F)	Summary Advertisement, dated December 8, 2015

(a)(2)	None

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)	Press release announcing the Tender Offer, dated December 8, 2015

(b)(1)	Credit Agreement dated September 15, 2011 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 21, 2011)

(b)(2)	Amendment No. 1 to the Credit Agreement dated December 7, 2012 (incorporated by reference to Exhibit 10.32 to the Company’s Form 10-K for the year ended December 31, 2012)

(b)(3)	Amendment No. 2 to the Credit Agreement dated December 1, 2014 (incorporated by reference to Exhibit 10.28 to the Company’s Form 10-K for the year ended December 31, 2014)

(b)(4)	Amendment No. 3 to the Credit Agreement dated February 6, 2015 (incorporated by reference to Exhibit 10.29 to the Company’s Form 10-K for the year ended December 31, 2014)

(d)(1)	Insperity, Inc. 2001 Incentive Plan, as amended and restated (incorporated by reference to Appendix A to the Company’s definitive proxy statement on Schedule 14A filed on March 18, 2009 (No. 1-13998))

(d)(2)	Form of Incentive Stock Option Agreement (2001 Plan – 3 year vesting) (incorporated by reference to Exhibit 10.8 to the Company’s Form 10-K filed for the year ended December 31, 2004)

(d)(3)	Form of Incentive Stock Option Agreement (2001 Plan – 5 year vesting) (incorporated by reference to Exhibit 10.9 to the Company’s Form 10-K filed for the year ended December 31, 2004)

(d)(4)	Form of Director Stock Option Agreement (Annual Grant) (incorporated by reference to Exhibit 10.11 to the Company’s Form 10-K filed for the year ended December 31, 2004)

(d)(5)	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.12 to the Company’s Form 10-K filed for the year ended December 31, 2004)

(d)(6)	Insperity, Inc. Nonqualified Stock Option Plan (incorporated by reference to Exhibit 99.6 to the Company’s Registration Statement on Form S-8 (No. 333-85151))

(d)(7)	First Amendment to Insperity, Inc. Nonqualified Stock Option Plan, effective August 7, 2001 (incorporated by reference to Exhibit 10.8 to the Company’s Form 10-K for the year ended December 31, 2002)

(d)(8)	Second Amendment to Insperity, Inc. Nonqualified Stock Option Plan, effective January 28, 2003 (incorporated by reference to Exhibit 10.9 to the Company’s Form 10-K for the year ended December 31, 2002)

(d)(9)	Insperity, Inc. 2008 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-8 (No. 333-151275))

(d)(10)	Form of Restricted Stock Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012)

(d)(11)	Form of Director Stock Option Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012)

(d)(12)	Form of Director Restricted Stock Award Agreement (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012)

Exhibit Number	Description

(d)(13)	Directors Compensation Plan (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012)

(d)(14)	Rights Agreement dated as of November 13, 2007 between the Company and Mellon Investor Services, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on November 16, 2007)

(d)(15)	Form of Rights Certificate (included as Exhibit B to the Rights Agreement)

(d)(16)	Insperity, Inc. Long-Term Incentive Program (incorporated by reference to Exhibt 10.1 to the Company’s Current Report on Form 8-K filed on April 2, 2015)

(d)(17)	Form of Employee Award Notice and Agreement (incorporated by reference to Exhibt 10.2 to the Company’s Current Report on Form 8-K filed on April 2, 2015)

(g)	None

(h)	None